SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Related-Party Transaction – 03/18

Notice about Related-Party Transactions

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), pursuant to CVM Instruction 480 of December 7, 2009, hereby announces to its shareholders and to the market in general the following related-party transaction:

Names of Related Parties	Copel Geração e Transmissão S.A. and Banco Nacional de Desenvolvimento Econômico e Social - BNDES.
Relationship with the Company

Copel Geração e Transmissão S.A, a private law entity established in the form of a corporation, having as sole shareholder Companhia Paranaense de Energia - COPEL, which has among its relevant shareholder BNDES Participações S.A. - BNDESPAR, whose controller is the Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

Transaction Date	October 24, 2018.
Purpose of the Agreement

Financing Agreement signed between the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and Copel Geração e Transmissão S.A, with the purpose of implementing the BAIXO IGUAÇU Hydroelectric Power Plant (enterprise in which Copel GeT has 30% stake, through the Consórcio Empreendedor Baixo Iguaçu – CEBI), located at the Iguaçu River, in the municipality of Capanema and Capitão Leônidas Marques, in the State of Paraná, with an installed capacity of 350.20 MW, as well as its associated transmission system.

Main Terms and Conditions

Total financing amount R$ 194,000,000.00.

Paid by the variation of the Long-Term Interest Rate (TJLP), plus 1.94% p.y.

Amortization in 192 monthly and successive installments, with 1st maturity on 07/15/2019 and last on 07/15/2035.

Related-Party Transaction – 03/18

Information about the participation of the counterparty,  its  partners  or  management  in  the Company’s  decision – making process about the  transaction  or  negotiation of the transaction  as representatives  of  the  Company, describing such participation

Technical negotiations were developed between BNDES and Copel Geração e Transmissão S.A, respecting parameters and technical and financial criteria, established by the bank for the financial support in the implementation of infrastructure projects, according to the Energy Auction Announcements promoted by ANEEL.

The conclusion of the agreement was approved at a meeting of the Company's Board of Directors, held on September 25, 2018.

Detailed justification of why the issuer’s management considers that the transaction is conducted on an arm’s length basis or envisages appropriate compensatory payment:

In order to optimize its projects and in line with internal policies, the Company conducts quotations and seeks the best financing conditions offered by financial institutions.

BNDES is one of the largest development banks in the world and currently, is the Federal Government's main instrument for long-term financing and investment in all segments of the Brazilian economy.

Being a public company and not a commercial bank, BNDES encourages innovation and development. It offers financing in infrastructure and makes available its conditions prior to the realization of the auction, independent, therefore, of the winner, which in itself already demonstrates that the transaction is conducted on an arm’s length basis.

In this way, taking into account the criteria and assumptions set forth in the aforementioned Auctions, the Company's management considers that the transaction has observed commutative conditions and provides for adequate compensatory payment, given that BNDES offered the same criteria offered to the other agents of the market to carry out the operation.

Curitiba, November 1, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 1, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.